SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212


03029111


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH, D.C.
SECTION

August 5, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Shannon M. Ross,
Corporate Secretary

Encl.

United States Sec Filing
August 5, 2003

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"


SEC MAIL PROCESSING
AUG 07 2003
WASH. D.C.

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Release

1. Sultan Renegotiates Option of 30 Claims Adjacent to the Kena Property – dated July 3, 2003
2. Sultan Commences Trenching High-Grade Gold Corridor – dated July 14, 2003
3. Sultan Minerals Announces Private Placement Financing – dated July 23, 2003

B. Correspondence with Securities Commissions

1. Form 45-102F2 – dated July 15, 2003

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

July 3, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN RENEGOTIATES OPTION OF 30 CLAIMS ADJACENT TO THE KENA PROPERTY

Sultan Minerals Inc. (*SUL*-TSX Venture) is pleased to report that it has renegotiated an option agreement with Arbutus Resources Ltd. ("Arbutus") of Vancouver, British Columbia to acquire the Silver King Claim Group of properties located adjacent to and contiguous with its Kena Property, in the Kootenay District of British Columbia. The Agreement is subject to regulatory approval. This agreement provides a more favorable payment schedule than the original agreement, which had been terminated.

The Properties optioned from Arbutus consist of 24 crown grants and six claims held by record. The terms of the option are that Sultan must make total cash payments of $ 140,000 and issue 250,000 common shares to Arbutus over a four-year period from the date of regulatory approval of the Agreement. In addition to the above, Sultan must also make a cash payment to Arbutus in 2007 equal to the greater of (a) 120% of the 2007 assessed value of the surface rights for seven claims issued by the British Columbia Assessment Authority in late 2006 or (b) $240,000. In exchange for the above cash and share payments, and at the end of the four year payment period, Sultan will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable to Arbutus, of 3.0% net smelter returns ("NSR") from production with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year) and a further 200,000 common shares of Sultan, due upon receipt of a positive feasibility study on commencement of commercial production. Sultan will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production, at which time the minimum per year royalty payable to Arbutus would be reduced to $20,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year).

The Silver King claim group adjoins the Kena Gold Property and is located 1.5 kilometres southwest of the Gold Mountain discovery zone. This claim group hosts the historic Silver King Mine which was discovered in the fall of 1886 and after 1896 produced very rich silver-copper ore that gained fame in Canada, the U.S.A. and Britain. Production continued until October 1910 when the mine closed. Following the mine closure lessees carried out small-scale intermittent mining operations until 1958. During the early mine life ore was taken over a 7.2 kilometre tramway to the current location of Nelson, where it was processed in a 300 ton-per-day smelter. Production totaled 243,200 tons averaging approximately 665.15 g/t silver, 3.29% copper, 0.0069% lead, 0.0017% zinc and 0.043g/t gold.

Government records show that work in the 1960s and 1970s, including drilling of an additional 54 drill holes around the original workings, gave a proven reserve of 82,700 tons averaging 294.8g/t silver, 0.9% lead and 2.0% copper. (source Minfile; reference Sproatt Silver Mines Ltd., statement of Material facts, Nov.7, 1975).

Arthur G. Troup, P. Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

July 14, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN COMMENCES TRENCHING HIGH-GRADE GOLD CORRIDOR

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that it has contracted Dosenberger Excavating of Balfour, BC to conduct the 2003 trenching program on its Kena Property, in the Kootenay District of British Columbia. The program will focus on stripping and exposing the areas of highest known gold grades in order to gain an understanding of both local and regional ore controls on the property.

Trenching is currently underway over diamond drill hole 02GM-62 located near the north end of a strong magnetic corridor which trends through the property for over 10 kilometres. The first trench is complete and intersected several narrow (1-3 centimetre wide) quartz veinlets trending parallel to a 4.5 metre wide mafic dyke which follows the magnetic structure. These quartz veinlets contain coarse visible gold.

The trenching program will initially be conducted over four important new high-grade gold intersections found along this corridor. Three of these high-grade intersections are located along a 1.9 kilometres long section of this important corridor, which passes 350 metres west of the Gold Mountain Zone discovery area. The fourth hole is located on the South Gold Zone, approximately 4.5 kilometres south of the Gold Mountain Zone. The following table shows the previously reported high-grade intersections from the magnetic corridor that will be investigated. To view map, visit the Company's website at www.sultanminerals.com and go to news release dated June 18, 2003.

HOLE #	**FROM (M)**	**TO (M)**	**WIDTH (M)**	**GOLD (G/T)**
01GM-20	64.00	66.00	2.00	**15.56**
02GM-53	122.00	124.00	2.00	**11.82**
02GM-62	80.97	83.00	2.03	**34.44**
02SG-04	53.00	58.00	5.00	**8.10**
including	54.00	56.00	2.00	**12.63**

Trenching will also be carried out on the Gold Mountain Zone discovery area in order to obtain geological information on the nature of several Bonanza grade intersections discovered in 2001 and 2002. The previously reported Bonanza grade intersections in the Discovery area that will be followed up during the current trenching program are shown below.

HOLE #	**FROM (M)**	**TO (M)**	**WIDTH (M)**	**GOLD (G/T)**
01GM-03	48.77	50.00	1.23	**240.07**
01GM-03	74.00	76.00	2.00	**29.84**
01GM-08	204.00	206.00	2.00	**172.10**
02GM-10ext	256.00	258.00	2.00	**17.66**
02GM-28	48.00	51.35	3.35	**16.35**
02GM-33	9.00	13.00	4.00	**19.66**

02GM-35	117.00	119.00	2.00	**15.03**
02GM-39	30.00	32.00	2.00	**16.69**

Consulting geologist, Dr. Trygve Hoy, has been contracted by Sultan to rigorously map the magnetic corridor and the trenches with an emphasis on defining the ore control structures which host the high-grade gold mineralization. Dr. Trygve Hoy worked with the BC Geological Survey for many years and is renowned for his contributions to the understanding of mineralization in southern British Columbia.

Once the structures that control the high-grade gold mineralization are better understood the information will be used to direct additional trenching and diamond drilling along this important gold-rich corridor.

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

July 23, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that it has arranged a non-brokered private placement with several placees for the issue of up to 1,250,000 flow-through units at $0.20 per unit for total proceeds of up to $250,000. Each unit will be comprised of one flow-through common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 for a period of 18 months from the date of closing of the private placement. Canaccord Capital Corporation will receive a finder's fee consisting of a cash payment equal to 8% of the gross proceeds derived from the private placement, and that number of non-transferable compensation warrants equal to 10% of the total number of units sold. Each non-transferable compensation warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 for a period of 18 months from the date of closing of the private placement.

Proceeds from the private placement will be used to fund exploration programs in British Columbia and Manitoba.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the finder's fee are subject to a hold period and may not be traded for four months from closing of the private placement, except as permitted by the British Columbia *Securities Act,* the *Securities Rules* made thereunder, and the TSX Venture Exchange.

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 9, 2003, of 50,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 15th day of July 2003.

SULTAN MINERALS INC.

By: "Shannon Ross"
Shannon Ross, Secretary



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Company Name	Date of Filing	Document Type	File Format	File Size
Sultan Minerals Inc.				
	Jul 24 2003	Press release - English	PDF	9 K
	Jul 15 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	5 K
	Jul 14 2003	Press release - English	PDF	31 K
	Jul 3 2003	Press release - English	PDF	28 K
	Jun 18 2003	Press release - English	PDF	1888 K
	Jun 13 2003	Material change report - English	PDF	14 K
	Jun 13 2003	Press release - English	PDF	75 K
	Jun 2 2003	Press release - English	PDF	111 K
	May 30 2003	BC Form 51-901F	PDF	212 K
	May 30 2003	Confirmation of mailing	PDF	121 K
	May 30 2003	Interim financial statements - English	PDF	460 K
	May 30 2003	Press release - English	PDF	117 K
	May 29 2003	Annual information form	PDF	217 K
	May 29 2003	Cover letter	PDF	39 K
	May 26 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	5 K
	May 21 2003	Certificate re dissemination to shareholders	PDF	77 K